Attention Business Editors:

Scotiabank announces redemption of Preferred Shares Series 8

TORONTO, December 4, 2002 – Scotiabank today announced its intention to redeem all of its nine million Non-cumulative Preferred Shares Series 8 on January 29, 2003 for a cash price of $26.00 per share.

Formal notice will be issued to shareholders in accordance with the share conditions. The redemption of the Series 8 shares has been approved by the Office of the Superintendent of Financial Institutions and is part of the Bank’s ongoing management of its Tier 1 capital.

Scotiabank is one of North America’s premier financial institutions and Canada’s most international bank. With 49,000 employees, Scotiabank Group and its affiliates serve about 10 million customers in some 50 countries around the world. Scotiabank offers a diverse range of products and services including personal, commercial, corporate and investment banking. With C$296 billion in assets (as at October 31, 2002), Scotiabank trades on the Toronto (BNS), New York (BNS) and London (BNV) Stock Exchanges. For more information please visit www.scotiabank.com.

ENDS

For further information: Michael Lomas, Capital and Mid Term Funding, Scotiabank, (416) 866-5734, michael_lomas@scotiacapital.com